Orgfarm Inc, and Subsidiaries

Consolidated Financial Statements

For the year ended December 31, 2021

Consolidated Financial Statements
For the year ended December 31, 2021

Table of Contents

Consolidated Balance Sheet
December 31, 2021
(USD in Thousands)

Assets

Current assets:

Cash and cash equivalents	$419
Accounts receivable	60
Inventories	26
Prepaid expenses and advances	493
Other current assets	73
Total current assets	1,071
Property and equipment, net	82
Other noncurrent assets	-
Total assets	$1,153

Liabilities and equity

Current liabilities:

Accounts payable	$25
Accrued expenses	-
Short-term borrowings	32
Interest payable and other current liabilities	82
Total current liabilities	139
Convertible promissory notes payable	2,010
Other debts	109

Stockholder's equity:

Common stock	-
Additional paid-in-capital	-
Accumulated deficit	(1,183)
Other comprehensive income	78
Total equity	(1,105)
Total liabilities and equity	$1,153

See accompanying notes.

Consolidated Statement of Operations
For the year ended December 2021
(USD in Thousands)

Net sales	1,318
Other revenue	21
	1,339
Cost of sales	1,013
Gross margin	326
Operating expenses	1,144
Operating loss	(818)
Interest and other expenses	63
(Loss) before income taxes	(881)
Income taxes	-
Net loss	$(881)

See accompanying notes.

Consolidated Statement of Comprehensive Loss
For the year ended December 31, 2021
(USD in thousands)

Net loss	$(881)
Net foreign currency translation adjustments	-
Total comprehensive loss	(881)

See accompanying notes.

Consolidated Statement of Stockholder's Equity
For the year ended December 31, 2021
(USD in Thousands)

	Preferred stock (in thousands)		Common shares (in thousands)		Accumulated	Other Comprehensive	
	Shares	Amount	Shares	Amount	Deficit	Income (loss)	Total Equity
Balance, January 1, 2021	-	$-	3,810	$ -	$(302)	$	$(302)
Issuance of stock for cash	-	-	-	-	-	-	-
Change in other comprehensive loss	-	-	-	-	-	78	78
Net loss	-	-	-	-	(881)	-	(881)
Balance, December 31, 2021	-	$-	3,180	$ -	$(1,183)	$78	$(1,105)

See accompanying notes.

Statement of Cash Flows
For the year ended December 31, 2021
(USD in Thousands)

Net loss	$(881)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2
Exchange and other adjustments	
Changes in operating assets and liabilities:	
Accounts receivable	(39)
Inventories	(26)
Prepaid expenses and advances	(466)
Other current assets	(45)
Other assets	77
Account payables	8
Accrued expenses	-
Interest payable	63
Other current liabilities	15
Net cash used in operating activities	(1,292)
Investing Activities:	
Payments for property and equipment	(57)
Net cash used in investing activities	(57)
Financing Activities:	
Proceeds from issuance of convertible note	1,595
Proceeds from (repayment of) short-term loan	31
Proceeds from (repayment of) long-term loan	-
Net cash provided by financing activities	1,626
Net increase in cash and cash equivalents	277
Effect of exchange rate changes on cash and cash equivalents	78
Cash and cash equivalents at beginning of period	64
Cash and cash equivalents at end of period	$419
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	-
Cash paid during the year for taxes	-
	$-

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1—Nature of Operation

Orgfarm, Inc. ("Orgfarm" or the "Company"), Delaware corporation, was incorporated on October 11, 2019, for the purpose to hold shares issued by Orgfarm Supplies Private Limited ("Orgfarm India"). The Company is also selling produces provided by Orgfarm India to the US market or outside US.

Orgfarm India, Indian corporation, was incorporated on 0ctober 31, 2018, as 99.9% owned by Mr. R. Thirumalai Kumaran Ramamoothy Mukundu, and 0.1% by Mr. R Vijayakumar. In 2019, Orgfarm India issued approximately 97% shares to Orgfarm, Inc., and became its subsidiary. Orgfarm India is engaged in the business of selling all kinds of fresh fruits and vegetables, organic produce, groceries, and other home needs through the Company's website, third party's website or mobile app in India. Orgfarm India is also providing technical services and product development.

Risks

The Company is subject to certain business risks, including dependence on key employees, competition, market acceptance of the Company's platform, ability to source demand from buyers of advertising inventory and dependence on growth to achieve its business plan.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the operations of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (1) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company's revenue arrangements, (2) allowances for doubtful accounts, (3) the useful lives of property and equipment and capitalized software development costs, (4) income taxes, (5) the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as, various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of common and preferred stock required the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

Revenue Recognition

Net Sales

The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time it sells merchandise or services to the customer. eCommerce sales include shipping revenue and are recorded upon delivery to the customer. Estimated sales returns are calculated based on expected returns.

Other Services

The Company recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales in the Company's Consolidated Statements of Income.

Cost of Sales

Cost of sales includes actual product cost, the cost of transportation to the Company's distribution facilities, stores and clubs from suppliers, the cost of transportation from the Company's distribution facilities to the stores, clubs and customers and the cost of warehousing for the Sam's Club segment and import distribution centers. Cost of sales is reduced by supplier payments that are not a reimbursement of specific, incremental and identifiable costs.

Operating Expense

Operating expenses consists of sales and marketing expense, technology and development expenses and general and administrative expenses. Sales and marketing expenses includes salaries, employee benefits, advertising, promotional and other marketing activities. Technology and development expenses consist primarily of personnel costs, including salaries and employee benefits costs, third party consultant costs associated with the ongoing development and maintenance of the Company's platform, General and administrative expenses consist primarily of personnel costs, including salaries and employee benefits costs associated with the Company's executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, rent.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the Company's consolidated financial statements carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

A valuation allowance is used to reduce some or all of the deferred tax assets if, based upon the weight of available evidence, it is more likely than not that those deferred tax assets will not be realized. Management's conclusion to release such valuation allowance was due to, among other reasons, two years of cumulative pre-tax income adjusted for permanent items realized in U.S. jurisdictions, and significant projected U.S. pre-tax income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest and penalties accrued related to its uncertain tax positions in its income tax provision in the accompanying consolidated statements of operations.

Cash

As of December 31, 2021, cash consisted of cash held in checking accounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. The Company performs ongoing credit evaluations of its clients and certain advertisers when the Company's agreements with its clients contain sequential liability terms that provide that the client payments are not due to the Company until the client has received payment from its customers who are advertisers. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current client information, subsequent collection history and other relevant data. The Company reviews the allowance for doubtful accounts on a quarterly basis. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered.

Inventories

Inventories are primarily accounted for under the retail inventory method of accounting ("RIM") to determine inventory cost, using the last-in, first-out ("LIFO") valuation method. RIM generally results in inventory being valued at the lower of cost or market as permanent markdowns are immediately recorded as a reduction of the retail value of inventory.

Property and equipment

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful lives.

Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company's operating results.

Operating Leases

The Company records rent expense for operating leases, some of which have escalating rent payments, on a straight-line basis over the lease term. The Company begins recognition of rent expense on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Some of the Company's lease arrangements provide for concessions by the landlords, including payments for leasehold improvements and rent-free periods. The Company accounts for the difference between the straight-line rent expense and rent paid as a deferred rent liability.

Impairment of Long-Lived Assets

Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

> Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has ability to access at the measurement date.

> Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

> Level 3—Unobservable inputs.

Observable inputs are based on market data obtained from independent sources.

The carrying amounts of accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities approximate fair value due to the short-term nature of these instruments.

Certain long lived assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as result of an impairment review. To date, no impairments have been recorded on those assets.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with financial institutions in US and its cash levels exceed the Federal Deposit Insurance Corporation (FDIC) federally insured limits.

Foreign Currency Transactions and Translation

The Company has entities operating in India. Indian entities' functional currency is the U.S. Dollar. Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Net transaction losses were approximately $0 for the years ended December 31, 2021, and are included in foreign currency exchange loss, net in the accompanying consolidated statements of operations.

Note 3 - Prepaid Expense and Advance

Details of prepaid expense and advance were as follows (in thousands):

	2021
Rental advance	14
Salary advance	21

Suppliers advance	442
Others	16
	493

Note 4 - Property and Equipment, Net

Major classes of property and equipment were as follows (in thousands):

	2021 (net of depreciation)
Office Equipments	1
Computers & Printers	1
Funiture & Fittings	-
Plant & Marchinaries	5
Software	10
Other tangible assets	10
	27

Depreciation expense for 2021 was $3 thousands. To date, there have been no impairment charges to property and equipment.

Note 5 - Fair Value Measurements

The Company had no material financial instruments that are measured at fair value at December 31, 2021.

The table below sets forth a summary of financial instruments that are measured at fair value on a recurring basis at December 31, 2021 (in thousands):

		Fair Value Measurements at Reporting Date using		
	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Other Unobservable Input (Level III)
Cash and cash equivalent	$419	$419		

Note 6 – Short-term borrowings

Details of short-term borrowings were as follows (in thousands)

	2021
Mr. R. Thirumalai Kumaran	32

Other	-
	32

Note 7—Convertible Note

In 2020 and 2021, the Company issued convertible notes to various investors and raised an aggregate of $2,185 thousand. The interest rate on the note was 4% per annum. The notes were unsecured and were to mature on October 31, 2023 to February 28, 2025 (as may be extended from time to time) . The notes would automatically convert at or prior to maturity if in the event of the Company issuing shares of its Preferred Stock for aggregate gross proceeds of at least $1,500,000. If no such financing occurs prior to maturity, or if a change in control occurs on or prior to maturity, then the principal amount and all accrued interest would convert, at the option of the investors, into common shares at a conversion rate determined using a specified formula.

Note 8 – Other Debts

Details of other debts were as follows (in thousands)

	2021
Borrowings from 3rd Party Individuals	-
Borrowings from Shareholders	109
	109

Note 9—Capitalization

As of December 31, 2021, the Company is authorized to issue 5,000,000 shares of common stock, par value $0.00001 per share. 4,166,667 shares of common stock are issued and outstanding as of December 31, 2021.

Note 10—Income Taxes

The following are the domestic and foreign components of the Company's income (loss) before income taxes (in thousands):

	-
Domestic	-
International	-
	-

The following are the components of the provision for (benefit from) income taxes:

	2021
Current:	
Federal	-
State and local	-
Foreign	-
Total current provision	-

Deferred:	
Federal	
State and local	-
Total deferred (benefit) provision	-
Total provision for (benefit from) income taxes	-

A reconciliation of the statutory tax rate to the effective tax rate for the periods presented is as follows:

	2021
U.S. federal statutory income tax rate	34%
State and local income taxes, net of federal benefit	-
Foreign income at the other than U.S. rates	-
Permanent differences	-
Change in valuation allowance	-34%
Effective income tax rate	0%

Set forth below are the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities (in thousands).

	2021
Deferred tax assets (liabilities):	
Net operating losses	458
R&D credit and others	-
Valuation allowance	(458)
Total deferred tax assets, net	-

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regards to future realization of deferred tax assets. During 2021, management recorded a valuation allowance of $458 thousands against its United States ("U.S.") net deferred tax assets, based on the previous history of cumulative losses and the conclusion that future taxable profit may not be available for the utilization of the deferred tax assets for U.S. income tax purposes.

As of December 31, 2021, the Company had net operating loss carryforwards ("NOLs") in the U.S. of approximately $458 thousands, which carry forward indefinitely.

Note 11- Segment and Geographic Information

Management has determined that the Company operates as one operating segment. The Company's management reviews financial information on an aggregated and consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

Sales based on the billing address of the clients or client affiliates, were as follows (in thousands):

Sales	2021
United States of America	-
India	1,339

Note 12—Commitments and Contingencies

As of December 31, 2021, the Company has various non-cancelable operating leases primarily for its corporate and international offices. These leases expire at various times through 2026. The Company's non-cancelable minimum lease commitments were as follows (in thousands):

Year	Amount
2022	48
2023	106
2024	73
2025	71
2026	18
Thereafter	-
	316

Rent expense for non-cancelable operating leases was $47 thousands for the years ended December 31, 2021, respectively.

Note 13—Related Party Transactions

The details of related party transactions for the year ended December 31, 2021 are as follows:

	2021
Short-term borrowing:	
Mr. R. Thirumalai Kumaran	32
	-
Other Debts:	
Mr. Daisuke Nagayama	75
Mr. Mukundu Kumaran	34

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